900 S. Capital of Texas Hwy. Las Cimas, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

March 31, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attention: Song P. Brandon, Esq., Office of Mergers and Acquisitions

RE:	Integrated Silicon Solution, Inc.
Schedule TO-I
Filed March 2, 2009
File No. 5-55171

Ladies and Gentlemen:

On behalf of Integrated Silicon Solution, Inc. (the “Company”), we are providing this letter in response to the additional comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to the undersigned on March 30, 2009 relating to the Company’s tender offer statement on Schedule TO filed with the Commission on March 2, 2009, as amended on March 16, 2009 and March 26, 2009.

In response to the Staff’s additonal comment, the Company will amend the Offer to Exchange attached to the Schedule TO as Exhibit (a)(1)(A) to delete Section 20, entitled “Miscellaneous.”

Securities and Exchange Commission

Re: Integrated Silicon Solution, Inc.

March 31, 2009

If you should have any questions or additional comments regarding the Company’s filing, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta, Esq.
J. Robert Suffoletta, Esq.

Enclosure

cc:	Scott D. Howarth, Integrated Silicon Solution, Inc.